

SECU[illegible] MMISSION

05042213



SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH, D.C. 209 SECTION


| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

| SEC FILE NUMBER |
|---|
| 8-50307 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAS Corp

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4747 West 135th Street, Suite 100, Leawood, KS 66224
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier 913-239-2300
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry D. Sowers, CPA, PA
(Name — if individual, state last, first, middle name)

4747 West 135th Street, Suite 200, Leawood, KS 66224
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, John A. Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAS Corp., as of 12/31/2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



John A. Meier
Signature

Vice President and Principal
Title

STATE OF KANSAS
COUNTY OF JOHNSON



Notary Public
Jo Ellen Tierney

NOTARY PUBLIC
Jo Ellen Tierney
Exp. Date 11-18-2005
STATE OF KANSAS

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**LARRY D. SOWERS, CPA, PA**

CERTIFIED PUBLIC ACCOUNTANT

FAS CORP.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Net capital and required net capital as required by the computation in accordance with Rule 15c3-1 is as follows.

Computation of Net Capital

| | |
|---|---|
| Total ownership equity qualified for net capital | $ 52,548 |
| Less: Total non-allowable assets | 29,490 |
| Net capital | $ 23,058 |

Computation of Basic Net Capital Requirements

| | |
|---|---|
| Minimum net capital required | $ -0- |
| Minimum dollar requirement | 5,000 |
| Net capital requirement | 5,000 |
| Excess net capital | 18,058 |
| Excess net capital at 100% | $ 23,058 |

**Our audit of the financial statements of FAS Corp documented no material differences in Net Capital.**



February 28, 2005

4747 WEST 135TH, SUITE 200 • LEAWOOD, KANSAS 66224 • (913) 239-2390 • FAX (913) 239-2399


NASD

**Via Certified Mail, Return Receipt Requested**

March 23, 2005

Mr. James G. Dussold
President
FAS Corp.
4747 West 135th Street, Suite 100
Leawood, KS 66224

Dear Mr. Dussold

This acknowledges receipt of your December 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or **if no material differences existed, a statement so stating.**

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC Regional or District Office, and two copies to the SEC Washington, D.C. Office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 4, 2004. Questions may be addressed to the undersigned, at 816-802-4725.

Sincerely,

Jeffrey C. Connell

Jeff Connell
Compliance Examiner

JCC/kc



**Kansas City District Office**
120 West 12th Street, Suite 900
Kansas City, MO
64105

tel 816 421 5700
fax 816 421 5029
www.nasd.com

cc: Larry D. Sowers
4747 West 135th, Suite 200
Leawood, Kansas 66224

Mr. Randall J. Fons
Regional Director
Securities & Exchange Commission
1801 California Street, Suite 4800
Denver, CO 80202